General Motors Financial Company, Inc.

801 Cherry Street

Suite 3500

Fort Worth, Texas 76102

December 26, 2013

United States Securities and Exchange Commission	VIA EDGAR
Division of Corporate Finance
101 F Street, NE
Washington, DC 20549

Re:	General Motors Financial Company, Inc.

Registration Statement on Form S-4 (File No. 333-191542)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), General Motors Financial Company, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-4 (No. 333-191542) (the “Registration Statement”) to 4:00 p.m., Washington, D.C. time, on December 30, 2013, or as soon thereafter as is practicable. The undersigned confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities being registered pursuant to the aforementioned Registration Statement.

The Company acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Company. The Company further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to the Company’s counsel, Gregory J. Schmitt, via telephone at (214) 468-3375, confirmation of the exact time at which the Registration Statement was declared effective.

Very truly yours,

GENERAL MOTORS FINANCIAL COMPANY, INC.

By:	/s/ Frank E. Brown III
Frank E. Brown III
Senior Vice President,
Corporate Counsel and Secretary

cc:	L. Steven Leshin, Esq.

Gregory J. Schmitt, Esq.